
03028112

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 30 2003
WASH, D.C.
188
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


PROCESSED
JUL 31 2003
THOMSON
FINANCIAL

First Horizon Asset Securities Inc.
(Exact Name of Registrant as Specified in Charter)

0001081915
(CIK Number)

Current Report on Form 8-K dated as of July 28, 2003
(Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)

333-100663
(Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Computational Materials provided by Morgan Stanley & Co. Incorporated

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

July 28, 2003

By: 
Senior Vice President -Asset Securitization

Form SE (Computational Materials) -Signature Page
FHASI 2003-7

EXHIBIT 99.1

Computational Materials provided by
Morgan Stanley & Co. Incorporated

[begins on next page]

fhasi0307-final -- 2-A1

Morgan Stanley

Balance	$186,147,000.00	Delay	24	WAC(2)	5.278877558
Coupon	4.50000000	Dated	07/01/2003	NET(2)	4.5
Settle	07/31/2003	First Payment	08/25/2003	WAM(2)	179

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.75781250	4.34	4.30	4.24	4.22	4.17	4.13	4.09	4.05
100.88281250	4.32	4.28	4.20	4.18	4.13	4.08	4.04	3.99
101.00781250	4.30	4.25	4.17	4.14	4.09	4.04	3.99	3.94
101.13281250	4.28	4.22	4.13	4.11	4.05	3.99	3.93	3.88
101.25781250	4.25	4.19	4.10	4.07	4.00	3.94	3.88	3.82
101.38281250	**4.23**	**4.17**	**4.06**	**4.03**	**3.96**	**3.90**	**3.83**	**3.76**
101.50781250	4.21	4.14	4.03	3.99	3.92	3.85	3.78	3.71
101.63281250	4.18	4.11	4.00	3.96	3.88	3.80	3.73	3.65
101.75781250	4.16	4.08	3.96	3.92	3.84	3.75	3.67	3.60
101.88281250	4.14	4.06	3.93	3.88	3.79	3.71	3.62	3.54
102.00781250	4.12	4.03	3.89	3.85	3.75	3.66	3.57	3.48
WAL	**6.62**	**5.34**	**4.07**	**3.76**	**3.27**	**2.89**	**2.59**	**2.36**
Mod Durn	**5.39**	**4.48**	**3.54**	**3.30**	**2.91**	**2.61**	**2.37**	**2.17**
Principal Window	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum *will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement* Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A1

Morgan Stanley

Balance	$33,484,167.00	Delay	24	WAC(1)	5.743297134
Coupon	4.70000000	Dated	07/01/2003	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-20	4.11	4.03	4.03	4.03	4.02	3.97	3.92	3.86
101-24	4.07	3.99	3.99	3.99	3.97	3.92	3.86	3.81
101-28	4.03	3.94	3.94	3.94	3.93	3.87	3.81	3.75
102-00	3.99	3.90	3.90	3.90	3.88	3.82	3.76	3.70
102-04	3.94	3.85	3.85	3.85	3.83	3.77	3.71	3.64
102-08	**3.90**	**3.81**	**3.81**	**3.81**	**3.79**	**3.73**	**3.65**	**3.59**
102-12	3.86	3.76	3.76	3.76	3.74	3.68	3.60	3.53
102-16	3.82	3.72	3.72	3.72	3.70	3.63	3.55	3.47
102-20	3.78	3.67	3.67	3.67	3.65	3.58	3.50	3.42
102-24	3.74	3.63	3.63	3.63	3.61	3.53	3.45	3.36
102-28	3.71	3.58	3.58	3.58	3.56	3.48	3.39	3.31
WAL	**3.37**	**2.99**	**2.99**	**2.99**	**2.93**	**2.72**	**2.53**	**2.37**
Mod Durn	**3.04**	**2.72**	**2.72**	**2.72**	**2.67**	**2.50**	**2.34**	**2.20**
Principal Window	**Aug03 - Sep09**	**Aug03 - Nov08**	**Aug03 - Nov08**	**Aug03 - Nov08**	**Aug03 - May08**	**Aug03 - Sep07**	**Aug03 - Mar07**	**Aug03 - Nov06**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement *Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement* Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A2

Morgan Stanley

Balance	$6,696,833.00	Delay	0	Index	LIBOR_1MO \| 1.1	WAC(1)	5.743297134
Coupon	1.50000000	Dated	07/25/2003	Mult / Margin	1.0 / .40	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	Cap / Floor	8 / .40	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-14	1.68	1.70	1.70	1.70	1.70	1.72	1.73	1.75
99-18	1.64	1.66	1.66	1.66	1.66	1.67	1.68	1.69
99-22	1.60	1.61	1.61	1.61	1.61	1.62	1.63	1.64
99-26	1.56	1.57	1.57	1.57	1.57	1.57	1.58	1.58
99-30	1.52	1.52	1.52	1.52	1.53	1.53	1.53	1.53
100-02	**1.48**	**1.48**	**1.48**	**1.48**	**1.48**	**1.48**	**1.48**	**1.48**
100-06	1.45	1.44	1.44	1.44	1.44	1.43	1.43	1.42
100-10	1.41	1.40	1.40	1.40	1.39	1.39	1.38	1.37
100-14	1.37	1.35	1.35	1.35	1.35	1.34	1.33	1.31
100-18	1.33	1.31	1.31	1.31	1.31	1.29	1.28	1.26
100-22	1.29	1.27	1.27	1.27	1.26	1.24	1.22	1.21
WAL	**3.37**	**2.99**	**2.99**	**2.99**	**2.93**	**2.72**	**2.53**	**2.37**
Mod Durn	**3.25**	**2.89**	**2.89**	**2.89**	**2.83**	**2.64**	**2.46**	**2.31**
Principal Window	**Aug03 - Sep09**	**Aug03 - Nov08**	**Aug03 - Nov08**	**Aug03 - Nov08**	**Aug03 - May08**	**Aug03 - Sep07**	**Aug03 - Mar07**	**Aug03 - Nov06**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A4

Morgan Stanley

Balance	$19,892,022.00	Delay	24	WAC(1)	5.743297134
Coupon	5.00000000	Dated	07/01/2003	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
94-20	5.45	5.49	5.63	5.70	5.92	6.10	6.26	6.40
94-24	5.44	5.47	5.61	5.69	5.89	6.07	6.23	6.37
94-28	5.43	5.46	5.60	5.67	5.87	6.05	6.20	6.33
95-00	5.42	5.45	5.58	5.65	5.85	6.02	6.17	6.30
95-04	5.41	5.44	5.57	5.64	5.83	5.99	6.14	6.26
95-08	**5.40**	**5.43**	**5.55**	**5.62**	**5.81**	**5.97**	**6.11**	**6.23**
95-12	5.39	5.42	5.54	5.60	5.78	5.94	6.08	6.20
95-16	5.38	5.41	5.52	5.59	5.76	5.91	6.04	6.16
95-20	5.37	5.40	5.51	5.57	5.74	5.89	6.01	6.13
95-24	5.36	5.39	5.49	5.55	5.72	5.86	5.98	6.09
95-28	5.35	5.38	5.48	5.54	5.70	5.83	5.95	6.06
WAL	**24.06**	**19.97**	**12.85**	**10.82**	**7.44**	**5.89**	**4.99**	**4.40**
Mod Durn	**12.94**	**11.79**	**8.93**	**7.89**	**5.94**	**4.89**	**4.25**	**3.80**
Principal Window	**Aug06 - Jun33**	**Aug06 - Jun33**	**Aug06 - Jun33**	**Aug06 - Jun33**	**Aug06 - Jun33**	**Aug06 - Jun33**	**Aug06 - Jun33**	**Aug06 - May33**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A6

Morgan Stanley

Balance	$22,500,000.00	Delay	24	Index	LIBOR_1MO \| 1.1	WAC(1)	5.743297134
Coupon	2.50000000	Dated	07/01/2003	Mult / Margin	1.0 / 1.4	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	Cap / Floor	7 / 1.4	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-12	2.55	2.59	2.72	2.75	2.79	2.83	2.87	2.90
99-16	2.54	2.57	2.66	2.68	2.72	2.74	2.77	2.79
99-20	2.53	2.55	2.61	2.62	2.64	2.66	2.67	2.68
99-24	2.52	2.53	2.55	2.55	2.56	2.57	2.57	2.58
99-28	2.51	2.50	2.49	2.49	2.48	2.48	2.48	2.47
100-00	**2.50**	**2.48**	**2.43**	**2.42**	**2.41**	**2.39**	**2.38**	**2.37**
100-04	2.49	2.46	2.38	2.36	2.33	2.30	2.28	2.26
100-08	2.48	2.44	2.32	2.29	2.25	2.21	2.18	2.15
100-12	2.47	2.42	2.26	2.23	2.17	2.13	2.09	2.05
100-16	2.46	2.40	2.21	2.16	2.10	2.04	1.99	1.94
100-20	2.45	2.38	2.15	2.10	2.02	1.95	1.89	1.84
WAL	**15.69**	**6.68**	**2.28**	**2.00**	**1.67**	**1.46**	**1.32**	**1.21**
Mod Durn	**12.77**	**5.91**	**2.18**	**1.92**	**1.61**	**1.42**	**1.28**	**1.17**
Principal Window	**May14 - Jun24**	**Aug03 - May17**	**Aug03 - Jul07**	**Aug03 - Nov06**	**Aug03 - Mar06**	**Aug03 - Nov05**	**Aug03 - Aug05**	**Aug03 - Jun05**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. *In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement* Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A7

Morgan Stanley

Balance	$6,250,000.00	Delay	24	Index	LIBOR_1MO \| 1.1	WAC(1)	5.743297134
Coupon	13.50000000	Dated	07/01/2003	Mult / Margin	-3 / 16.8	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	Cap / Floor	16.8 / 0	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-12	13.83	13.80	13.71	13.69	13.66	13.63	13.61	13.58
99-16	13.81	13.77	13.64	13.62	13.57	13.53	13.50	13.46
99-20	13.79	13.73	13.57	13.54	13.48	13.43	13.39	13.34
99-24	13.77	13.70	13.51	13.46	13.39	13.33	13.28	13.23
99-28	13.75	13.67	13.44	13.39	13.30	13.23	13.17	13.11
100-00	**13.73**	**13.64**	**13.37**	**13.31**	**13.21**	**13.13**	**13.06**	**12.99**
100-04	13.71	13.60	13.30	13.23	13.12	13.03	12.95	12.87
100-08	13.69	13.57	13.23	13.16	13.03	12.93	12.84	12.75
100-12	13.67	13.54	13.16	13.08	12.95	12.83	12.73	12.63
100-16	13.65	13.50	13.10	13.01	12.86	12.73	12.62	12.51
100-20	13.63	13.47	13.03	12.93	12.77	12.63	12.51	12.40
WAL	**15.69**	**6.68**	**2.28**	**2.00**	**1.67**	**1.46**	**1.32**	**1.21**
Mod Durn	**6.12**	**3.74**	**1.81**	**1.62**	**1.39**	**1.24**	**1.13**	**1.04**
Principal Window	**May14 - Jun24**	**Aug03 - May17**	**Aug03 - Jul07**	**Aug03 - Nov06**	**Aug03 - Mar06**	**Aug03 - Nov05**	**Aug03 - Aug05**	**Aug03 - Jun05**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A8

Morgan Stanley

Balance	$3,750,000.00	Delay	24	Index	LIBOR_1MO \| 1.1	WAC(1)	5.743297134
Coupon	8.00000000	Dated	07/01/2003	Mult / Margin	-1 / 9.1	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	Cap / Floor	9.1 / 3.5	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-12	8.14	8.15	8.17	8.17	8.18	8.19	8.19	8.20
99-16	8.13	8.12	8.11	8.10	8.10	8.09	8.09	8.08
99-20	8.11	8.10	8.04	8.03	8.01	8.00	7.98	7.97
99-24	8.10	8.07	7.98	7.96	7.93	7.90	7.88	7.86
99-28	8.08	8.04	7.92	7.89	7.85	7.81	7.78	7.75
100-00	**8.07**	**8.01**	**7.85**	**7.82**	**7.76**	**7.72**	**7.67**	**7.63**
100-04	8.06	7.99	7.79	7.75	7.68	7.62	7.57	7.52
100-08	8.04	7.96	7.73	7.68	7.60	7.53	7.47	7.41
100-12	8.03	7.93	7.67	7.61	7.51	7.43	7.36	7.30
100-16	8.01	7.91	7.61	7.54	7.43	7.34	7.26	7.19
100-20	8.00	7.88	7.54	7.47	7.35	7.25	7.16	7.07
WAL	**15.69**	**6.68**	**2.28**	**2.00**	**1.67**	**1.46**	**1.32**	**1.21**
Mod Durn	**8.56**	**4.63**	**1.98**	**1.76**	**1.49**	**1.32**	**1.20**	**1.11**
Principal Window	**May14 - Jun24**	**Aug03 - May17**	**Aug03 - Jul07**	**Aug03 - Nov06**	**Aug03 - Mar06**	**Aug03 - Nov05**	**Aug03 - Aug05**	**Aug03 - Jun05**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A9

Morgan Stanley

Balance	$6,250,000.00	Delay	24	WAC(1)	5.743297134
Coupon	5.25000000	Dated	07/01/2003	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-12	5.33	5.33	5.37	5.39	5.41	5.42	5.44	5.45
99-16	5.32	5.32	5.34	5.35	5.36	5.37	5.37	5.38
99-20	5.31	5.31	5.31	5.31	5.31	5.31	5.31	5.31
99-24	5.30	5.30	5.28	5.27	5.26	5.26	5.25	5.25
99-28	5.29	5.28	5.25	5.24	5.22	5.20	5.19	5.18
100-00	**5.28**	**5.27**	**5.22**	**5.20**	**5.17**	**5.15**	**5.13**	**5.11**
100-04	5.27	5.26	5.19	5.16	5.12	5.09	5.07	5.05
100-08	5.26	5.25	5.16	5.13	5.07	5.04	5.01	4.98
100-12	5.25	5.24	5.13	5.09	5.03	4.98	4.95	4.91
100-16	5.24	5.22	5.10	5.05	4.98	4.93	4.89	4.85
100-20	5.23	5.21	5.08	5.02	4.93	4.87	4.83	4.78
WAL	**22.74**	**15.58**	**4.94**	**3.81**	**2.90**	**2.48**	**2.21**	**2.02**
Mod Durn	**12.97**	**10.39**	**4.24**	**3.37**	**2.63**	**2.27**	**2.04**	**1.87**
Principal Window	**Jun24 - Apr28**	**May17 - Apr21**	**Jul07 - Apr10**	**Nov06 - Dec07**	**Mar06 - Oct06**	**Nov05 - Mar06**	**Aug05 - Dec05**	**Jun05 - Sep05**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. *No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof.* Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain *all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum.* Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and *may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments.* Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A10

Morgan Stanley

| Balance | $4,687,500.00 | Delay | 24 | Index | LIBOR_1MO | 1.1 | WAC(1) | 5.743297134 |
|---|---|---|---|---|---|---|---|
| Coupon | 2.70000000 | Dated | 07/01/2003 | Mult / Margin | 1.0 / 1.6 | NET(1) | 5 |
| Settle | 07/31/2003 | First Payment | 08/25/2003 | Cap / Floor | 7 / 1.6 | WAM(1) | 359 |

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-12	2.74	2.74	2.75	2.77	2.84	2.87	2.90	2.91
99-16	2.73	2.73	2.74	2.76	2.81	2.83	2.84	2.86
99-20	2.73	2.73	2.73	2.74	2.77	2.78	2.79	2.80
99-24	2.72	2.72	2.72	2.72	2.73	2.74	2.74	2.74
99-28	2.71	2.71	2.71	2.71	2.70	2.69	2.69	2.69
100-00	**2.71**	**2.70**	**2.70**	**2.69**	**2.66**	**2.65**	**2.64**	**2.63**
100-04	2.70	2.70	2.69	2.67	2.62	2.60	2.59	2.57
100-08	2.69	2.69	2.68	2.66	2.59	2.56	2.54	2.52
100-12	2.69	2.68	2.66	2.64	2.55	2.51	2.49	2.46
100-16	2.68	2.67	2.65	2.63	2.51	2.47	2.43	2.41
100-20	2.67	2.67	2.64	2.61	2.48	2.42	2.38	2.35
WAL	**27.20**	**21.96**	**13.72**	**9.03**	**3.61**	**2.92**	**2.55**	**2.31**
Mod Durn	**19.03**	**16.29**	**11.16**	**7.61**	**3.40**	**2.78**	**2.44**	**2.21**
Principal Window	**Apr28 - Jun33**	**Apr21 - Jun33**	**Apr10 - Jun33**	**Dec07 - Jun33**	**Oct06 - Aug07**	**Mar06 - Oct06**	**Dec05 - Apr06**	**Sep05 - Jan06**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A11

Morgan Stanley

Balance	$1,562,500.00	Delay	24	Index	LIBOR_1MO \| 1.1	WAC(1)	5.743297134
Coupon	12.90000000	Dated	07/01/2003	Mult / Margin	-3 / 16.2	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	Cap / Floor	16.2 / 0	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-12	13.21	13.21	13.21	13.19	13.15	13.13	13.12	13.11
99-16	13.20	13.19	13.18	13.16	13.11	13.08	13.06	13.04
99-20	13.18	13.18	13.16	13.14	13.06	13.03	13.00	12.98
99-24	13.16	13.16	13.14	13.11	13.02	12.97	12.94	12.91
99-28	13.14	13.14	13.12	13.08	12.97	12.92	12.88	12.84
100-00	**13.13**	**13.12**	**13.10**	**13.06**	**12.92**	**12.86**	**12.82**	**12.78**
100-04	13.11	13.10	13.08	13.03	12.88	12.81	12.76	12.71
100-08	13.09	13.09	13.06	13.00	12.83	12.76	12.70	12.65
100-12	13.08	13.07	13.04	12.97	12.79	12.70	12.64	12.58
100-16	13.06	13.05	13.02	12.95	12.74	12.65	12.58	12.52
100-20	13.04	13.03	13.00	12.92	12.70	12.60	12.52	12.45
WAL	**27.20**	**21.96**	**13.72**	**9.03**	**3.61**	**2.92**	**2.55**	**2.31**
Mod Durn	**7.16**	**6.91**	**5.92**	**4.55**	**2.73**	**2.30**	**2.05**	**1.89**
Principal Window	**Apr28 - Jun33**	**Apr21 - Jun33**	**Apr10 - Jun33**	**Dec07 - Jun33**	**Oct06 - Aug07**	**Mar06 - Oct06**	**Dec05 - Apr06**	**Sep05 - Jan06**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A13

Morgan Stanley

Balance	$30,289,000.00	Delay	24	WAC(1)	5.743297134
Coupon	5.25000000	Dated	07/01/2003	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-00+	5.25	5.25	5.25	5.25	5.24	5.23	5.22	5.21
100-04+	5.23	5.23	5.23	5.23	5.22	5.21	5.19	5.18
100-08+	5.22	5.21	5.21	5.21	5.20	5.18	5.17	5.15
100-12+	5.20	5.19	5.19	5.19	5.18	5.16	5.14	5.12
100-16+	5.18	5.17	5.17	5.17	5.16	5.13	5.11	5.09
100-20+	**5.16**	**5.15**	**5.15**	**5.15**	**5.14**	**5.11**	**5.08**	**5.05**
100-24+	5.14	5.13	5.13	5.13	5.12	5.09	5.05	5.02
100-28+	5.13	5.11	5.11	5.11	5.09	5.06	5.03	4.99
101-00+	5.11	5.09	5.09	5.09	5.07	5.04	5.00	4.96
101-04+	5.09	5.07	5.07	5.07	5.05	5.01	4.97	4.93
101-08+	5.07	5.05	5.05	5.05	5.03	4.99	4.94	4.90
WAL	**8.78**	**7.96**	**7.96**	**7.96**	**7.33**	**6.12**	**5.24**	**4.57**
Mod Durn	**6.83**	**6.30**	**6.30**	**6.30**	**5.85**	**5.06**	**4.44**	**3.95**
Principal Window	**Sep09 - Nov16**	**Nov08 - Nov16**	**Nov08 - Nov16**	**Nov08 - Nov16**	**May08 - Jun33**	**Sep07 - Jun33**	**Mar07 - Jun33**	**Nov06 - Jun33**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A14

Morgan Stanley

Balance	$80,000,000.00	Delay	24	WAC(1)	5.743297134
Coupon	4.75000000	Dated	07/01/2003	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-07	4.71	4.66	4.60	4.59	4.56	4.53	4.51	4.48
100-11	4.69	4.63	4.56	4.54	4.50	4.47	4.44	4.41
100-15	4.67	4.60	4.52	4.49	4.45	4.41	4.37	4.34
100-19	4.65	4.57	4.47	4.44	4.39	4.35	4.31	4.27
100-23	4.63	4.54	4.43	4.40	4.34	4.29	4.24	4.20
100-27	**4.61**	**4.51**	**4.38**	**4.35**	**4.29**	**4.23**	**4.18**	**4.13**
100-31	4.59	4.48	4.34	4.30	4.23	4.17	4.11	4.06
101-03	4.57	4.45	4.30	4.25	4.18	4.11	4.05	3.99
101-07	4.55	4.42	4.25	4.21	4.12	4.05	3.98	3.92
101-11	4.53	4.39	4.21	4.16	4.07	3.99	3.92	3.85
101-15	4.51	4.36	4.17	4.11	4.02	3.93	3.85	3.78
WAL	**7.98**	**4.80**	**3.15**	**2.88**	**2.49**	**2.23**	**2.03**	**1.88**
Mod Durn	**6.14**	**4.08**	**2.83**	**2.61**	**2.28**	**2.06**	**1.89**	**1.76**
Principal Window	**Aug03 - Dec22**	**Aug03 - Mar15**	**Aug03 - Jan10**	**Aug03 - Apr09**	**Aug03 - Mar08**	**Aug03 - Aug07**	**Aug03 - Feb07**	**Aug03 - Oct06**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may affect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A16

Morgan Stanley

Balance	$50,000,000.00	Delay	24	WAC(1)	5.743297134
Coupon	4.50000000	Dated	07/01/2003	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-15	4.57	4.58	4.60	4.61	4.62	4.63	4.63	4.64
99-19	4.55	4.56	4.57	4.57	4.57	4.58	4.58	4.59
99-23	4.54	4.54	4.53	4.53	4.53	4.53	4.53	4.53
99-27	4.52	4.51	4.50	4.50	4.49	4.48	4.48	4.47
99-31	4.51	4.49	4.47	4.46	4.45	4.44	4.42	4.41
100-03	**4.49**	**4.47**	**4.44**	**4.43**	**4.41**	**4.39**	**4.37**	**4.36**
100-07	4.47	4.44	4.40	4.39	4.37	4.34	4.32	4.30
100-11	4.46	4.42	4.37	4.35	4.32	4.30	4.27	4.24
100-15	4.44	4.40	4.34	4.32	4.28	4.25	4.22	4.19
100-19	4.42	4.38	4.31	4.28	4.24	4.20	4.17	4.13
100-23	4.41	4.35	4.27	4.25	4.20	4.16	4.11	4.07
WAL	**10.52**	**6.81**	**4.43**	**3.99**	**3.36**	**2.93**	**2.62**	**2.39**
Mod Durn	**7.57**	**5.41**	**3.80**	**3.48**	**2.99**	**2.65**	**2.39**	**2.19**
Principal Window	**Aug03 - Nov30**	**Aug03 - Sep24**	**Aug03 - Oct16**	**Aug03 - Mar15**	**Aug03 - Sep12**	**Aug03 - Jan11**	**Aug03 - Nov09**	**Aug03 - Jan09**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A18

Morgan Stanley

Balance	$20,000,000.00	Delay	24	WAC(1)	5.743297134		
Coupon	5.00000000	Dated	07/01/2003	NET(1)	5		
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359		

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-24	5.04	5.03	5.02	5.01	5.01	5.00	5.00	4.99
99-28	5.03	5.00	4.97	4.97	4.95	4.94	4.93	4.91
100-00	5.01	4.98	4.93	4.92	4.90	4.87	4.85	4.84
100-04	5.00	4.95	4.89	4.87	4.84	4.81	4.78	4.76
100-08	4.98	4.92	4.84	4.82	4.78	4.75	4.71	4.68
100-12	**4.97**	**4.90**	**4.80**	**4.77**	**4.73**	**4.68**	**4.64**	**4.60**
100-16	4.96	4.87	4.76	4.73	4.67	4.62	4.57	4.53
100-20	4.94	4.85	4.71	4.68	4.62	4.55	4.50	4.45
100-24	4.93	4.82	4.67	4.63	4.56	4.49	4.43	4.37
100-28	4.91	4.79	4.63	4.58	4.50	4.43	4.36	4.29
101-00	4.90	4.77	4.58	4.54	4.45	4.36	4.29	4.22
WAL	**12.04**	**5.56**	**3.18**	**2.86**	**2.42**	**2.10**	**1.88**	**1.71**
Mod Durn	**8.70**	**4.67**	**2.85**	**2.59**	**2.22**	**1.94**	**1.75**	**1.60**
Principal Window	**Aug03 - Dec18**	**Aug03 - May12**	**Aug03 - Nov08**	**Aug03 - Apr08**	**Aug03 - May07**	**Aug03 - Aug06**	**Aug03 - Mar06**	**Aug03 - Dec05**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A19

Morgan Stanley

Balance	$30,000,000.00	Delay	24	WAC(1)	5.743297134
Coupon	3.90000000	Dated	07/01/2003	NET(1)	5
Settle	08/07/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-13	3.77	3.71	3.64	3.62	3.59	3.56	3.53	3.50
100-17	3.75	3.67	3.59	3.57	3.52	3.49	3.45	3.42
100-21	3.72	3.63	3.54	3.51	3.46	3.42	3.38	3.34
100-25	3.69	3.59	3.48	3.45	3.39	3.35	3.30	3.26
100-29	3.66	3.55	3.43	3.39	3.33	3.28	3.23	3.18
101-01	**3.63**	**3.51**	**3.38**	**3.34**	**3.26**	**3.21**	**3.15**	**3.10**
101-05	3.60	3.47	3.32	3.28	3.20	3.14	3.08	3.02
101-09	3.57	3.43	3.27	3.22	3.14	3.07	3.00	2.94
101-13	3.54	3.39	3.22	3.16	3.07	3.00	2.93	2.86
101-17	3.51	3.35	3.16	3.11	3.01	2.93	2.85	2.78
101-21	3.48	3.31	3.11	3.05	2.95	2.86	2.78	2.70
WAL	**4.83**	**3.35**	**2.48**	**2.30**	**2.04**	**1.87**	**1.73**	**1.63**
Mod Durn	**4.25**	**3.06**	**2.31**	**2.16**	**1.93**	**1.77**	**1.65**	**1.55**
Principal Window	**Sep03 - Jun13**	**Sep03 - Jun10**	**Sep03 - Mar08**	**Sep03 - Oct07**	**Sep03 - Mar07**	**Sep03 - Oct06**	**Sep03 - Jun06**	**Sep03 - Mar06**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A21

Morgan Stanley

Balance	$2,593,279.00	Delay	24	WAC(1)	5.743297134
Coupon	5.00000000	Dated	07/01/2003	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
95-02	5.53	5.59	5.67	5.69	5.73	5.81	5.92	6.04
95-06	5.51	5.58	5.65	5.67	5.71	5.79	5.89	6.01
95-10	5.50	5.56	5.64	5.66	5.69	5.77	5.87	5.98
95-14	5.49	5.55	5.62	5.64	5.67	5.75	5.84	5.96
95-18	5.47	5.53	5.60	5.62	5.65	5.72	5.82	5.93
95-22	**5.46**	**5.52**	**5.58**	**5.60**	**5.63**	**5.70**	**5.80**	**5.90**
95-26	5.45	5.50	5.57	5.58	5.61	5.68	5.77	5.87
95-30	5.43	5.49	5.55	5.57	5.59	5.66	5.75	5.85
96-02	5.42	5.47	5.53	5.55	5.58	5.64	5.72	5.82
96-06	5.41	5.46	5.52	5.53	5.56	5.62	5.70	5.79
96-10	5.40	5.44	5.50	5.51	5.54	5.60	5.68	5.77
WAL	**15.29**	**12.51**	**10.29**	**9.81**	**9.10**	**7.81**	**6.62**	**5.64**
Mod Durn	**9.79**	**8.60**	**7.55**	**7.31**	**6.93**	**6.18**	**5.41**	**4.74**
Principal Window	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Jan08 - Apr33**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. *Any such offer of securities would be made* pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. *Price and availability are subject to change without notice. To our readers worldwide: In addition, please note* that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A22

Morgan Stanley

Balance	$23,300,000.00	Delay	24	WAC(1)	5.743297134
Coupon	5.00000000	Dated	07/01/2003	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
95.94140625	5.43	5.49	5.55	5.57	5.59	5.66	5.75	5.85
96.06640625	5.42	5.47	5.53	5.55	5.58	5.64	5.72	5.82
96.19140625	5.41	5.46	5.51	5.53	5.56	5.62	5.70	5.79
96.31640625	5.39	5.44	5.50	5.51	5.54	5.60	5.68	5.76
96.44140625	5.38	5.43	5.48	5.49	5.52	5.58	5.65	5.74
96.56640625	**5.37**	**5.41**	**5.46**	**5.48**	**5.50**	**5.56**	**5.63**	**5.71**
96.69140625	5.36	5.40	5.45	5.46	5.48	5.54	5.60	5.68
96.81640625	5.34	5.38	5.43	5.44	5.46	5.51	5.58	5.66
96.94140625	5.33	5.37	5.41	5.42	5.45	5.49	5.56	5.63
97.06640625	5.32	5.35	5.40	5.41	5.43	5.47	5.53	5.60
97.19140625	5.30	5.34	5.38	5.39	5.41	5.45	5.51	5.57
WAL	**15.29**	**12.51**	**10.29**	**9.81**	**9.10**	**7.81**	**6.62**	**5.64**
Mod Durn	**9.83**	**8.63**	**7.58**	**7.33**	**6.95**	**6.19**	**5.42**	**4.75**
Principal Window	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Aug08 - Jun33**	**Jan08 - Jun33**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi0307-final -- 1A5

Morgan Stanley

Balance	$5,000,000.00	Delay	24	WAC(1)	5.743297134
Coupon	5.25000000	Dated	07/01/2003	NET(1)	5
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
93-12	5.79	5.88	6.28	6.64	7.54	7.96	8.29	8.58
93-16	5.78	5.86	6.26	6.61	7.49	7.91	8.23	8.51
93-20	5.77	5.85	6.24	6.58	7.45	7.85	8.17	8.44
93-24	5.76	5.84	6.22	6.55	7.40	7.80	8.11	8.37
93-28	5.75	5.83	6.20	6.53	7.35	7.74	8.04	8.30
94-00	**5.74**	**5.82**	**6.18**	**6.50**	**7.31**	**7.69**	**7.98**	**8.24**
94-04	5.73	5.81	6.16	6.47	7.26	7.63	7.92	8.17
94-08	5.72	5.79	6.14	6.44	7.22	7.58	7.86	8.10
94-12	5.71	5.78	6.12	6.42	7.17	7.52	7.80	8.03
94-16	5.70	5.77	6.10	6.39	7.12	7.47	7.74	7.97
94-20	5.69	5.76	6.08	6.36	7.08	7.41	7.68	7.90
WAL	**24.97**	**18.77**	**9.33**	**6.42**	**3.26**	**2.70**	**2.38**	**2.16**
Mod Durn	**13.18**	**11.25**	**6.57**	**4.78**	**2.88**	**2.42**	**2.15**	**1.96**
Principal Window	**Jun24 - Jun33**	**May17 - Jun33**	**Jul07 - Jun33**	**Nov06 - Jun33**	**Mar06 - Aug07**	**Nov05 - Oct06**	**Aug05 - Apr06**	**Jun05 - Jan06**
LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.